UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

20015691

SEC Mail Processing

NOV 30 2020

Washington, DC

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SEC FILE NUMBER
8-67169

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/19 (MM/DD/YY) AND ENDING 09/30/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SAGE TRADER, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 Broadway, 3rd Floor
(No. and Street)

New York_ (City) NY (State) 10006 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Peters 212-668-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name – *if individual, state last, first, middle name*)

One California, Suite 1700 (Address) San Francisco (City) CA (State) 94111 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Charles Mark Bold, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SAGETRADER, LLC, as of SEPTEMBER 30, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

NOTARY PUBLIC
CAMERON BLAKE
COMM. # 713794
MY COMMISSION EXPIRES
AUGUST 28, 2024
STATE OF UTAH

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SAGETRADER, LLC

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2020

EISNERAMPER

EisnerAmper LLP
One California Street, Suite 1700
San Francisco, CA 94111
T 415.974.6000
F 415.974.5488
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Member of
SageTrader, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of SageTrader, LLC (the "Company") as of September 30, 2020 and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of September 30, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2012. [Note: Partners of Harb, Levy & Weiland LLP ("HLW") joined EisnerAmper LLP in 2012. HLW had served as the Company's auditor since 2006.]

EisnerAmper LLP

EISNERAMPER LLP
San Francisco, California
November 24, 2020

SAGETRADER, LLC
Statement of Financial Condition
SEPTEMBER 30, 2020

Assets

Cash	$	1,051,495
Receivable from clearing broker		58,202
Reimbursed expenses receivable from customers		302,955
Deposit with clearing broker		1,964,012
Commissions receivable		83,124
Prepaid expenses, deposits and other		17,598
Office equipment, net		9,949
Total assets	$	3,487,335

Liabilities and Member's Equity

Accounts payable and accrued expenses	$	1,537,447
Notes payable to related parties		200,000
Total liabilities		1,737,447
Member's equity		1,749,888
Total liabilities and member's equity	$	3,487,335

Accompanying Notes to Statement of Financial Condition

SAGETRADER, LLC
Notes to the Statement of Financial Condition
September 30, 2020

1. Business and Summary of Significant Account Policies

Business

SageTrader, LLC (the "Company") is a Delaware Limited Liability Company formed in 2003. The Company is a wholly-owned subsidiary of Sage Brokerage Holdings, LLC ("SBH" or the "Parent"), a Delaware Limited Liability Company. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Commodity Futures Trading Commission ("CFTC"), and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), the National Futures Association ("NFA") and, is a member of the BATS Exchange, the BZX Exchange, the BYX Exchange, the EDGA Exchange, the EDGX Exchange, NYSE ARCA and, Nasdaq.

The Company has four (4) correspondent clearing relationships: (1) with Merrill Lynch Professional Clearing Corporation ("MLPro"), (2) Wedbush Securities Inc. ("WSI"), (3) The Industrial and Commercial Bank of China Financial Services, LLC ("ICBC"), and (4) Lek Securities ("LEK") (collectively, the "Clearing Brokers"). All four provide securities custodial and clearing services to the Company. The Company acts as a fully disclosed introducing broker-dealer and introduces all its customers to these Clearing Brokers.

During 2020, the Company maintained a futures introducing broker agreement with Wedbush Securities Inc. Futures Division.

As a limited liability company, the member's liability is limited to the amount reflected in the member's capital account.

In December 2019, SageTrader signed two Commission Sharing Agreements (CSA) with Clearstreet, and Precision Securities respectively whereby SageTrader had agreed to transfer all its Introduced Client business to Precision Securities, and all of it broker-dealer execution clients to ClearStreet. Both Precision Securities and ClearStreet have contractually committed to paying SageTrader a percentage of the net revenue of the transferred clients through October 2022.

When the final client transfers are completed in October 2020, SageTrader will have one remaining execution client, and one clearing broker, LEK Securities. Under the CSA agreements, SageTrader has certain restrictions on entering the BD execution business or the Introduced business without the permission of ClearStreet and/or Precision. As of 10/1/2020, SageTrader will have three salaried employees and three consultants who will carry on the responsibilities to run the broker-dealer. As a result of these changes management expects its operations to be different than in the past, but continue to be consistent with the Company's obligations as a broker-dealer.

SAGETRADER, LLC
Notes to the Statement of Financial Condition
September 30, 2020

As of the date of these financial statements the Company has significant capital and cash reserve to support its business going forward. In addition, the Company plans to terminate of three clearing firm relationships, which will free up additional cash from security deposits for operations as needed. By reducing its business profile to a single large client, the Firm will maintain a significant portion of its 2020 running revenue, while significantly reducing it operation infrastructure and overhead. The Company anticipates to continue to generate smaller but positive net revenues from operations, in addition to the revenues generated from its two CSA agreements. Should the Company lose its single client, which at the present time management considers unlikely, it could quickly further reduce overhead so as to solely operate on the revenues for CSA agreements.

Cash

Cash consists of cash on deposit with commercial banks which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cashbalances.

Equipment

Equipment includes furniture and office equipment recorded at cost net of accumulated depreciation of $125,788. Depreciation is computed under the straight-line method using estimated useful lives of 5 years.

Receivables

Receivables include Commission and Interest amounts due from clearing brokers and reimbursed expenses receivable from customers which represents costs invoiced to the customers. The company believes all amounts are fully collectible.

SAGETRADER, LLC
Notes to the Statement of Financial Condition
September 30, 2020

Revenue Recognition

The Company records Revenue from Contracts with Customers under ASC Topic 606. The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Significant Judgements: Revenue from contracts with customers includes commission income, commission and sharing arrangements. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Commission Income: SageTrader is a non-carrying introducing broker dealer that receives commission income generated from, U.S. equities, American Depository Receipts (ADRs), US Options and Futures and, foreign equities. SageTrader is the legal counterparty responsible for executing and settling all trades (although a clearing firm is involved in the settlement process) and its customers have no direct relationship with the clearing firm. SageTrader works with the customer to establish the commission rate and ultimately sets the price and records commissions on a gross basis. In general, the commissions are charged to customers on the trade date at the point of execution by SageTrader.

Brokerage Accounts: SageTrader's brokerage account form with all clients specifies that the account can be terminated at will by either the customer or SageTrader at any time without a termination penalty. Pursuant to ASC 606-10-25-3, when a contract has no fixed duration and can be terminated or modified by either party at any time without penalty, entities should apply the revenue guidance to the period in which the parties have enforceable rights and obligations, unless a customer has a material right that extends beyond that period. For securities transactions and trade commissions, the period in which the parties have enforceable rights and obligations is typically one day or less, the trade date.

Commissions and Interest Revenue are generated through customer accounts carried at the introduced Clearing Brokers.

Commission Revenue is reported by the Clearing Brokers and recorded on a trade date basis as transactions occur. In addition, the Company has established an order routing infrastructure to generate Commission equivalent Revenue from Riskless Principal Net Trading transactions. Riskless Principal Net Trading revenue is included in Commissions from customers on the Statement of Operations and is generated by executing customer orders as principal at or better than the customers limit price while simultaneously finding the other side of the customer order in the market as a principal trade. The Company makes a small amount on the difference in the pricing of the trades but the customer is not charged an execution commission or any exchange fees on the transaction.

Interest revenue is the difference between what the clearing brokers charge the Company on aggregated customer balances and the amount charged to the customer accounts.

Routing and commission sharing income is ancillary income paid to the Company for volume related discounts, smart order routing, fee offsets, and commissions that are generated through commission sharing agreements and other agreements with a number of broker-dealers.

Responsibility as an Executing Broker: SageTrader's role and responsibility as an executing broker is performed only when a customer requests the Firm to initiate a trade. As a result, the customer has an option to purchase this service. Consideration resulting from the trade is the exercise of the option and commissions will not be considered variable consideration because the customer has a contractual right (but not an obligation) to choose the amount of additional distinct services which are purchased (i.e., orders for execution). SageTrader does not have any contracts which stipulate a guaranteed minimum number of trades and therefore, SageTrader does not have any additional performance obligations. Since there are no minimum number of trades required, and trades beyond those Brokerage Accounts: SageTrader's new brokerage account form with all clients which have already been executed are also considered optional purchases.

Pursuant to ASC 606-10-25-3, when a contract has no fixed duration and can be terminated or modified by either party at any time without penalty, an entity should apply the revenue guidance to the period in which the parties have enforceable rights and obligations, unless a customer has a material right that extends beyond that period.

Accounting for Income Taxes

No provision for federal or state income taxes has been made since the Company is treated as a disregarded entity for income tax purposes and its income is allocated to the Parent for inclusion in the Parent's income tax returns. Management has concluded that the Company is not subject to income taxes in any jurisdiction and that there are no uncertain tax positions that would require recognition in the financial statements. Accordingly, no provision for income taxes is reflected in the accompanying financial statements. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. Management's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors.

Fair Value of Financial Instruments

The below table discloses the fair value hierarchy of financial instruments:

	Carrying Value	Level 1	Level 2	Level 3	Total Estimated Fair Value
ASSETS					
Cash	1,051,495	1,051,495			1,051,495
Receivable from clearing brokers	58,202		58,202		58,202
Reimbursed expense receivables from customers	302,955		302,955		302,955
Commission receivable	83,124		83,124		83,124
Deposit with Clearing Broker	1,964,012		1,964,012		1,964,012
TOTALS	3,459,788	1,051,495	2,408,293		3,459,788
LIABILITIES					
Accounts Payable and accured expenses	1,537,447		1,537,447		1,537,447
Note payable to related parties	200,000	-	200,000	-	200,000
TOTALS	1,737,447	-	1,737,447		1,737,447

Use of Estimates

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

2. Credit Risk

For the period from October 2019 through September 2020 the top five (5) current customers accounted for approximately 58% of commissions from customer accounts. For this period, one customer accounted for 25% of commission revenue.

Reimbursed expenses receivable from customers consist of clearance fees, trading platform fees, market data fees, and execution fees which are billed to the Company and allocated back to the customers who utilize the services. The vendor invoices for these expenses are received after month end and posted to the balance sheet as accounts payable with offsetting accounts receivable from customers. Because we do not carry our customer accounts nor hold their cash, these receivables from customers are considered as non-allowable assets in the calculation of regulatory net capital.

3. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2020, the Company had equity of $1,749,888 and net capital of $1,331,263 after deductions for non- allowable assets. Net capital was $1,215,433 in excess of its required net capital of $115,830. The Company's aggregate indebtedness to net capital ratio was 1.31 to 1. The Company is required by FINRA to maintain a minimum net capital of $5,000. In 2010, the Company received approval by the NFA to conduct activities as a Futures Introducing Broker. The NFA requires the Company to maintain a minimum net capital of $45,000.

4. Indemnification

The Company enters into contracts that contain a variety of indemnifications for which the maximum exposure is unknown but for which management expects the risk of loss, if any, to be remote. The Company has no current claims or losses pursuant to such contracts.

5. Office Leases

San Francisco Office

In San Francisco the company terminated its lease at 340 Pine Street on December 10th, 2019 and paid the landlord a termination fee of $15,048. At the same time, SageTrader's parent, Sage Brokerage Holding, LLC, signed a lease at 465 California Street with the same landlord, and SageTrader agreed to a month-to-month office sharing agreement with its parent for $2,350 a month.

During the period from October 1, 2019 through the effective date of the Termination Agreement to the actual move out date of February 8th, 2020, SageTrader paid $84,610 in rent. During that period SageTrader received total sub-lease payments (less reimbursement for internet) of $34,259 from four sub-leases. Of the four, one was Engmann Options, Inc., a related party, which paid $16,015.

From the effective date of the new office sharing agreement of February 9th, 2020 through September 30th, 2020, SageTrader paid its parent $17,002 in office sharing expenses

There are no future minimum lease payments as SageTrader's occupancy arrangements are all on a month to month basis both in New York and San Francisco.

New York Office

On January 27,2020 SageTrader entered into a month to month lease agreement with Bond Collective at 55 Broadway, New York, NY 1006 Suite 304. SageTrader took possession of the premises on January 27, 2020. For the period from January 27th through September 30th, 2020 was Sage Trader paid rent of $27,236

For the period of October 1, 2019 until January 30th, 2020 SageTrader paid We Work a monthly rent of $16,535 for a total of $66,140 for space at 135 Madison Avenue.

6. Regulatory

In June 2020, FINRA initiated its calendar year 2020 examination. The FINRA examination will focus on Firm finances, inclusive of financial reporting, as well as certain operational and regulatory practices of the Firm and its policies and procedures. The Examination is ongoing.

On June 11, 2019, FINRA furnished the Firm with an Examination Report citing exceptions related to 15c3-5 processes, OATS reporting and related supervision, as identified as part of the Firms 2018 Trading and Financial Compliance Examination ("TFCE") Equities cycle examination. Both the Firms 2017 and 2018 TFCE Examinations are currently with FINRA Enforcement Department.
The Firm has responded earnestly to ongoing information requests relating to both aforementioned examinations including but not limited to questions relating to the Firms Smart Order Router, Net Trading, the Firms policies pertaining to its AML procedures and the Firms policies and procedures pertaining to mitigating potential market manipulation.

In addition to telephonic and electronic communication with FINRA Staff, as it pertains to the 2017 and 2018 TFCE Examinations, certain staff member(s) of the Firm provided On the Record ("OTR") testimony in November 2019.

To assist with the ongoing enforcement matters, the Firm has engaged outside counsel and has continued to work with FINRA Enforcement with the intent in settling the combined matters. While it is reasonably possible that the resolution of these enforcement matters will involve monetary settlement, the amount of the loss cannot be reasonably estimated. Accordingly, no adjustments have been made in the accompanying financial statements to reflect this uncertainty.

On June 26, 2019, FINRA began its 2019 Sales Practice ("SP-RSA") Examination of the Firm. Topics of the exam included, but were not limited to: The Firms annual compliance report, Compensation and Outside Employment of Registered Persons, Exchange-Traded Fund (ETF) Review, Influencing or Rewarding Employees of Others, Information Barriers and the Registration Review of the Firm. The Examination was concluded on December 30, 2019, and no exceptions were noted by FINRA Staff. In May of 2019 the Firm promoted Ryan Stipanich from his role as Trading Compliance Officer ("TCO") to the Chief Compliance Officer.

The Firm receives an average of two to three FINRA "Blue Sheet" information requests per week focused on among other things trading activity of the Firm's largest customer and Firm Net Trading.

The Firm, on an ongoing process, continues to respond to Confidential Inquires of Federal Regulators surrounding certain current and historical clients.

7. Related Party Transactions

Members in the Parent have interests in customer accounts introduced by the Company to Wedbush Securities Inc. The Company earned commission and interest revenue of $44,069 from these accounts during the year ended September 30, 2020. These are included in commissions and interest from customer accounts on the accompanying statement of operations.

Three Individuals who have member interests in the Parent, Sage Brokerage Holdings, LLC ("SBH") also provided consulting services and were paid collectively $115,005 by the Company for the year ended September 30, 2020.

Three individuals who have member interest in the Parent Company provided loans to the Company; and one individual provided $40,000 and two provided $80,000 each for a total of $200,000. The loans originally dated December 20, 2016 with an annual interest rate of ten percent (10%) were renewed with lender substitutions in December 21, 2018 with a new expiration date of December 31, 2019, which was extended to June 30, 2020 and September 30, 2020. For the year ended September 30, 2020. $20,000 of interest on these notes was paid to holders of the loans in fiscal 2020. These loans were paid off on October 9, 2020.

During the year ended September 30, 2020 Capital Withdrawals were paid to the parent Sage Brokerage Holdings, Inc. in the amount of $2,785,000.

Both entities with whom the Company has entered into commission sharing agreements are owned by a related party of the Parent.

8. Risks and Uncertainties

COVID-19

Management continuous to monitor and evaluate the COVID-19 pandemic and its impact on the financial services industry. Based on current evaluation management has concluded that while it is reasonably possible that the pandemic could have a negative effect on the Company's operations in the future, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.